02040930

Total Pages: 13
Exhibit 23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH, D.C. 154 SECTION

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end __ **December 31, 2001** ______

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROCESSED
JUL 10 2002
THOMSON
FINANCIAL

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2001 and 2000 and *Supplemental Schedule as of December 31, 2001* and Independent Auditors' Report

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
Valmont Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 24, 2002

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS, at fair value:		
Wells Fargo Stable Return Fund	$ 57,589,123	$ 50,719,377
Mutual Funds:		
PIMCO Total Return Fund	3,974,309	-
The Putnam Fund for Growth and Income	25,621,026	27,251,266
Putnam Investors Fund	4,051,934	4,518,242
Putnam Global Growth Fund	9,018,688	12,668,847
Putnam Voyager Fund	24,528,241	30,006,226
Putnam Diversified Income Fund	-	2,480,321
Putnam New Opportunities Fund	8,364,841	9,817,441
Putnam International Growth Fund	3,078,473	3,527,979
Putnam Asset Allocation Funds:		
Growth Portfolio	6,058,096	5,224,081
Balanced Portfolio	7,753,547	7,586,872
Conservative Portfolio	5,496,085	3,003,421
Valmont Industries, Inc. Common Stock	3,014,248	3,104,622
Participant Loans	5,262,747	4,976,474
	163,811,358	164,885,169
CONTRIBUTIONS RECEIVABLE:		
Employer	1,150,299	2,280,221
Employee	304,915	291,890
NET ASSETS AVAILABLE FOR BENEFITS	$ 165,266,572	$ 167,457,280

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Investment Loss:		
Net depreciation in investments	$ (19,919,646)	$ (21,580,537)
Interest and dividends received on investments	3,643,773	10,627,685
Total investment loss	(16,275,873)	(10,952,852)
Contributions:		
Employer	4,119,278	5,194,784
Employee	8,295,831	7,591,258
Rollover	2,705,752	2,507,635
Transfer in	11,189,749	-
Total contributions	26,310,610	15,293,677
Total additions	10,034,737	4,340,825
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	12,197,724	13,130,025
Management fees	27,721	23,428
Total deductions	12,225,445	13,153,453
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS:	(2,190,708)	(8,812,628)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	167,457,280	176,269,908
End of year	$ 165,266,572	$ 167,457,280

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) Valmont Employee Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering full-time, regular employees, as defined in the Plan documents, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants may contribute up to 15% of annual pay on a pretax and/or after-tax basis. Participants may also make roll-over contributions representing distributions from a previous employer's qualified plan. The Company also makes contributions to the Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Loans to Participants – The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the origination of the loan plus 1%. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction over a period of one to four years. Loan transactions are treated as transfers between the Loan Fund and the investment funds.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to nonretirees are made in one payment or are deferred until a later date.

Plan Merger – Effective May 4, 2001, the Microflect Profit Sharing Plan was merged into the Plan. The merged Plan continues to operate in accordance with the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies and bank common trust funds are valued at quoted market prices. The Company stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.

Payment of Benefits – Benefits are recorded when paid.

Expenses – Normal recurring costs incidental to the Plan may be paid by the Plan.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $19,919,646 and $21,580,537 as follows:

	2001	2000
Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds	$19,170,489	$21,925,209
Valmont Industries, Inc. Common Stock	749,157	(344,672)
Net change in fair value	$19,919,646	$21,580,537

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $27,721 and $23,428 for the years ended December 31, 2001 and 2000, respectively. These payments qualify as party-in-interest transactions.

The Plan purchases and sells shares of common stock of the Company. The aggregate amount of purchases and sales for 2001 were $1,176,415 (75,273 shares) and $557,450 (35,778 shares), respectively, and for 2000 were $1,104,546 (60,637 shares) and $701,299 (37,703 shares), respectively. These transactions qualify as party-in-interest transactions.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions to their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 1997, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in any of the following investment options. Allocation percentages can be changed by the participant daily. The investment options are as follows:

Wells Fargo Stable Return Fund – This fund invests primarily in high-quality bank investment contracts and money market instruments.

PIMCO Total Return Fund – This fund seeks total return consistent with preservation of capital by investing in intermediate-maturity fixed-income securities from all major sectors of the bond market.

The Putnam Fund for Growth and Income – This fund obtains growth and income by investing primarily in common stocks that offer the potential for capital growth, current income, or both.

Putnam Investors Fund – This fund obtains long-term growth of capital by investing primarily in a portfolio consisting of quality common stocks.

Putnam Global Growth Fund – This fund invests primarily in common stocks traded in securities markets located in a number of foreign countries and in the United States.

Putnam Voyager Fund – This fund invests in common stocks that are believed to have potential for capital appreciation significantly greater than that of the market averages.

Putnam New Opportunities Fund – This fund invests primarily in common stocks in companies that are believed to possess above-average, long-term growth potential.

Putnam International Growth Fund – The fund invests primarily in equity securities of companies located outside of the United States.

Putnam Asset Allocation Funds: Growth Portfolio – These funds are invested mainly in common stocks and bonds, and the fund's objective is to seek capital appreciation in its investments.

Putnam Asset Allocation Funds: Balanced Portfolio – These funds are invested in corporate bonds, common stocks and U.S. Government securities, and the fund's objective is to seek total return in its investments.

Putnam Asset Allocation Funds: Conservative Portfolio – These funds are invested mainly in common stock and bonds and the fund's objective is to seek total return with preservation of capital.

Valmont Industries, Inc. Common Stock – Funds are invested in common stock of Valmont Industries, Inc.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
The PIMCO Total Return Fund	379,953 units	$ 3,974,309
* The Putnam Fund for Growth and Income	1,442,625 units	25,621,026
* Putnam Investors Fund	347,507 units	4,051,934
* Putnam Global Growth Fund	1,145,958 units	9,018,688
* Putnam Voyager Fund	1,380,317 units	24,528,241
* Putnam New Opportunities Fund	199,353 units	8,364,841
* Putnam International Growth Fund	154,309 units	3,078,473
* Putnam Asset Allocation Funds:		
Growth Portfolio	628,433 units	6,058,096
Balanced Portfolio	789,567 units	7,753,547
Conservative Portfolio	631,734 units	5,496,085
Wells Fargo Stable Return Fund	1,786,817 units	57,589,123
Total Mutual Funds		155,534,363
* Valmont Industries, Inc. Common Stock	208,454 shares	3,014,248
* Participant Loans	Interest rates ranging from 6.00% to 11.88%, loans maturing 1/2002 to 1/2006	5,262,747
Total Investments		$ 163,811,358

* Represents Party-in-Interest

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-57117 and 333-83251 of Valmont Industries, Inc. on Form S-8 of our report dated May 24, 2002, appearing in this Annual Report on Form 11-K of the Valmont Employee Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 28, 2002

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 28th day of June, 2002.

By: /s/ Mogens C. Bay
Mogens C. Bay
Policy Committee Member

By: /s/ Ann F. Ashford
Ann F. Ashford
Policy Committee Member